MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION



COPY

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x127

November 26, 2014

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

DEC 01 2014

Re: SW Innovative Holdings, Inc.
Offering Statement on Form 1-A
Filed October 2, 2014
File No. 024-10427

Dear Mr. Spirgel:

This letter is being furnished on behalf of SE Innovative Holdings, Inc. (the "***Company***") in response to comments received from the staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***Commission***") by letter dated October 24, 2014 to Mr. Norman George, Chief Executive Officer of the Company, with respect to the Company's Offering Statement on Form 1-A (File No. 024-10427) (the "Offering Statement"), which was filed with the Commission on October 2, 2014.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 1 to the Offering Statement (the "Amendment No. 1") which amendment reflects the Company's responses to the comments from the Staff and updates the Company's financial statements to include the 3rd quarter. All page numbers in the responses below refer to Amendment 1, except as otherwise noted. The filing package consists of eight copies of Amendment No. 1, four of

which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

Part 1 – Notification

Item 1. Significant Parties

1. We note Mr. Stephen Michels is named an officer and Director of the company on page 34 of your offering circular. Please provide the required information under Item 1. (a) of Form 1-A for Mr. Michels.

Response: The Company has made the requested disclosure. See Item 1(a) of Amendment No. 1.

2. We note that Beaufort Capital Partners, LLC. received 27,960,000 shares on June 17, 2014. Based on the disclosure on page 35 regarding your total shares issued and outstanding it appears Beaufort Capital Partners, LLC owns more than 5% of the outstanding shares. Please provide the information required under Item 1. (d) and (e) of Form 1-A.

Response: The Company has made the requested disclosure. See Item 1(d) and (e) of Amendment No. 1.

Offering Circular

Risk Factors

Provision in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock, page 24

1. We note from your disclosure and filed exhibits that the Company is incorporated in Texas. Please revise or advise on the impact of Delaware Corporate Law on change of control for your company.

Response: The Company has revised its disclosure as requested. See page 20 of Amendment No. 1.

Balance Sheet, pages 15 and 16

2. Please revise to label the balance sheet "as of June 30, 2014 and December 31, 2013 and 2012" and "unaudited" for all years presented.

Response: The Company has made the requested revision. See balance sheets as of June 30, 2014 and December 31, 2013 and 2012 on pages 12 and 13 of Amendment No. 1.

Item 4. Plan of Distribution, page 25

3. We note your disclosure on page 7 that there is no minimum to be raised with this offering. Please revise your disclosure on page 25 to include, if true, that any proceeds from the sale of shares will be retained by the company. Additionally, please include a risk factor discussing risks if sufficient capital is not raised in this offering.

Response: The Company has made the requested revision. See page 21 and the risk factor on page 14 of Amendment No. 1.

Item 5. Use of Proceeds to Issuer, page 25

4. Please revise this section to provide the specific purposes for which the net proceeds from this offering are intended to be used, and the approximate amount intended to be used for each such purpose. Additionally, please include a discussion on how management will distribute the proceeds if the maximum offering is not met. Please refer to Offering Circular Model B. Item 5 of Form 1-A.

Response: The Company has made the requested revisions. See "Use of Proceed" on page 21 of Amendment No. 1.

Our Management, page 24

5. Please provide the ages of your officers and directors as required by Model B. Item 8 of Form 1-A.

Response: The Company has made the requested revision. See page 28 of Amendment No. 1.

Index to Financial Statements, page 41

6. We note that the index does not match with certain information presented on page 42-84. Please revise and include page numbers on the index.

Response: The Company has made the requested revision. See "Index to Financial Statements" on page 35 of Amendment No. 1.

Balance Sheet, page 42

7. We note you are in the business of providing pre-paid telephone services. Please tell us why you have an accounts receivable balance.

Response: The Company has an accounts receivable balance because when the Dieringer note was purchased by Beaufort Capital, Ms. Dieringer was overpaid by $7,091, which she agreed to repay upon return from a vacation. The remaining $205 is due from Solix, which pay the Company a lifetime subsidy.

8. Please revise to present the "LIABILITIES" of $4,156 and $25,333 to the appropriate line items included under "LIABILITIES."

Response: The Company has made the requested revision. See "LIABILITIES" on page 35 of Amendment No. 1.

Statement of Operations, page 44

Statements of Cash Flows, page 45

9. Please present the cumulative amounts for the period from September 3, 2003 (Inception) through June 30, 2014.

Response: The Company has made the requested revision. See "Statements of Cash Flows" on page 37 of Amendment No. 1.

Statements of Change in Stockholders' Equity (Deficit) for the Period From December 31, 2011 to June 2014, page 48

10. Please revise the financial statements and related notes to the financial statements to give retroactive effect to the reverse stock split on July 22, 2013 and change par value on June 13, 2014.

Response: The Company has made the requested revisions. See "Statement of Changes in Stockholders' Equity (Deficit) for the Period From December 31, 2011 to September 30, 2014" on page 38 and 39 in Amendment No. 1.

11. We note that you had $83,500 stock subscription paid during FY 2014. Please tell us whether this balance was paid in cash. If so, please reconcile such transaction to the statement of cash flows. In addition, please tell us when those stock subscriptions were issued. We note that you had a total of $40,300 worth of stock subscriptions issued during FY 2013 and the six months ended June 30, 2014.

Response: The balance was paid in cash and the Company has reconciled the transaction to the statement of cash flows. See "Statements of Cash Flows" on page 38 of Amendment No.

1. The Company further states that the $83,000 was received in two parts: $40,300 in 2013 and $43,200 in 2014 and that the disclosure reflects this.

Notes to Financial Results June 30, 2014

2. Summary of Significant Accounting Policies

Income Taxes, page 51

12. Refer to the last sentence. Since your notes are for the six months ended June 30, 2014 and year ended December 31, 2013, please revise to disclose the 2014 and 2013 information and delete disclosures related 2012 and 2011.

Response: The Company has made the requested revisions. See "Income Taxes" on page 42 of Amendment No. 1.

Revenue Recognition, page 50

13. You indicated that your revenue is generated from the sale of prepaid telephone services. In that regard, please disclose and tell us your accounting of customers' prepayment and the timing when such revenue is recognized.

Response: The Company has made the required disclosure. See "Revenue Recognition" on page 50 of Amendment No. 1.

3. Going Concern and Liquidity, page 52

14. Based on your disclosures, it appears that you have a going concern uncertainty. Please revise to disclose that there is substantial doubt your ability to continue as a going concern. We note your disclosure on page 64.

Response: The Company has made the requested disclosure. See page 44 of Amendment No. 1.

5. Investment, page 53

15. We noted that your $52,000 mortgage investment is in default and there was no provision made against carrying value of the mortgage. It appears to us such an investment was recognized at cost. Please disclose the estimated fair value of the property as of each balance sheet date. If the fair value of the property has not been evaluated, please tell us the basis of not doing so. We refer you to ASC 325-20.

Response: The Board estimates that the real estate which secures the mortgage in question is worth between $130,000 and $135,000 based on its familiarity with the Houston real estate market and the fact that housing prices there are generally rising. Among other things, the Board considered that the property is assessed at $104,026 and valued on the Zillow website at $160,907. Since these estimates are considerably above the $52,000 cost of the investment in the mortgage, the Company has valued the investment at the lower of cost or market; in this case the market cost to the Company of $52,000. Also, since it is unlikely that the Company will realize a loss on this investment, there is no loss to anticipate, while Company believes it is improper to anticipate a gain on it.

6. Note Payable, page 53

16. Please disclose the terms of each note including the conversion price and the maturity date.

Response: The Company has made the requested disclosure. See "Note Payable" on page 45 of Amendment No. 1.

17. We note that your exhibit 6.3 indicated a warrant was issued to Beaufort Capital Partners Inc. in connection with the issuance of $75,000 convertible notes. Please tell us how you accounted for such transaction.

Response: The Company accounted for this transaction by crediting cash and debiting notes payable for $75,000 in each case. The warrants will be accounted for if and when they are exercised.

18. We noted that you had convertible notes and related derivative liabilities outstanding at December 31, 2012. We also note on page 42 that such liabilities were no longer outstanding as of December 31, 2013 and appears the notes were converted according to the statements of cash flows on page 45. In that regard, please disclose the 2013 transactions and accounting related to the convertible notes and related derivative liabilities. Further, tell us why you recognized a loss on the derivative liability of $280,540 and how you are presenting the conversion of the convertible notes in your statement of cash flows. We note that you did not separately disclose any noncash transactions in your statement of cash flows.

Response: The Company has made the requested disclosure. See page 45 of Amendment No. 1. In further response to the Comment, the Company states that in February, 2013, the accounting treatment for the convertible notes was as follows:

Derivative Liability	$280,540.17
Notes Other	$ 5,900.00
Notes payable Contra	$187,328.00

Gain or loss on Derivative $ 99,112.17.

CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

As at December 31, 2012, the Company had convertible notes payable with principal balances of $199,368 (2011 - $252,618) and accrued interest of $34,941 (2011 - $24,996) outstanding to three individuals who were directors and shareholders of the Company. The notes, originally due December 2011 and extended to December 2012, bear interest at 5% and the principal and accrued interest is convertible into common shares at 75% of the average 5 day price per share upon the election of the holder.

As at December 31, 2012, these liabilities are disclosed net of a debt discount of $187,328 (2011 - $263,547) relating to the beneficial conversion terms of these notes.

DERIVATIVE LIABILITY ON CONVERTIBLE NOTES PAYABLE

Management has evaluated the terms of the conversion features of the convertible notes payable in accordance with ASC Topic No. 815 - 40, "Derivatives and Hedging - Contracts in Entity's Own Stock" ("ASC 815") and determined it is indexed to the Company's common stock and that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability.

ASC 815 requires that the Company assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

The balance of the derivative liability relating to convertible loan notes converted into equity during the period is transferred to additional paid in capital.

At December 31, 2012, we valued the beneficial conversion feature of the convertible debenture using the Black Scholes valuation model with the following assumptions: 1 year to maturity (2011 – 1 year), risk free interest rate of 0.11% (2011 – 0.15%), annualized volatility of 301% (2011 – 306%) and a forecast dividend yield of $0 (2011 - $0).

Balance Sheet, page 56

Profit & Loss, page 57

Statements of Cash Flows, page 58

Consolidated Statements of Shareholder Equity (Deficit), pages 59 and 60

19. Please delete the financial statements presented on pages 56 through 60 since you provide the same financial statements on pages 42 through 48.

Response: The Company has made the requested revision. See Financial Statements in Amendment No. 1.

Notes to Financial Results through December 31, 2012, pages 61-69

20. Please place these notes to the financial results after the financial statements for the years ended December 31, 2013 and 2011 on pages 70-75.

Response: The Company has made the requested revision. See "Notes to Financial Results" on pages 55 to 62 of Amendment No. 1.

Financial Statements Years Ended December 31, 2012 and 2011, page 70-75

21. We note that you referenced the financial statements as of and for years ended December 31, 2012 and 2011 as "Audited Financial Statements." Please either provide the auditor's audit opinion on such financial statements or replace the references with "Unaudited Financial Statements."

Response: The Company has replaced the references with "Unaudited Financial Statements" and changed the financial statements to reflect only the periods ending December 31, 2013 and 2012. See Financial Statements Years Ended December 31, 2013 and 2012 in Amendment No. 1.

22. Please revise to label the financial statements and related notes as "SW Innovative Holdings, Inc. (formerly known as Everybody's Telephone Company, Inc.)." We note your disclosure on page 28.

Response: The Company has made the requested revision. See financial statements in Amendment No. 1.

Notes to Financial Statements as of December 31, 2013, pages 76-84

23. Please delete these notes to the financial statements on pages 76 through 84 since you provide the same notes to the financial statements on pages 49 through 55.

Response: The Company has made the requested revision. See financial statements in Amendment No. 1.

Part III – Exhibits

24. We note from your exhibit table you plan to submit a confidential treatment request for your contracts with AT&T and Verizon. Please note that, if appropriate, you may request confidential treatment for specified portions of the agreement that you file as an exhibit pursuant to Rule 406 of the Securities Act of 1933. For guidance, refer to Staff Legal Bulletin No. 1, as revised, available on our website at http://www.sec.gov/interps/legal.shtml. Please file the contracts as exhibits.

Response: The Company is filing the referenced contracts as exhibits without any request for confidential treatment. See "Exhibits" in Amendment No. 1.

25. Please file all required exhibits, including the consent for your audited financials, if included, your legal opinion and an appointment of agent for service of process.

Response: The Company is filing all required exhibits. See "Exhibits" in Amendment No. 1. In further response to the Comment, the Company points out that it is not a Canadian issuer and, therefore, is not required by Form 1-A to file an appointment of an agent for service of process.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
Enclosures
cc: Ms. Emily Drazan
   Mr. Robert Littlepage
   Ms. Christie Wong
   Mr. Norman George